UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐ No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 15, 2014 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in Note 3(a) to the 2013 audited consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated January 31, 2014, relating to its U.S. $42,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On May 23, 2014, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 12.8630 = U.S. $1.00.

Energy Reform

Energy Reform Decree

Following the approval of amendments to Articles 25, 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States) by the Mexican Congress on December 12, 2013 and by a majority of Mexico’s state legislatures, the Comisión Permanente del Congreso de la Unión (Permanent Commission of the Mexican Congress) formally declared such amendments approved, and the President of Mexico, Enrique Peña Nieto, signed the amendments into law. On December 20, 2013, these amendments were published as the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters, which we refer to as the Energy Reform Decree), in the Diario Oficial de la Federación (Official Gazette of the Federation) and took effect on December 21, 2013. The Energy Reform Decree includes artículos transitorios (transitional articles) that set forth the general framework for the secondary legislation or implementing laws that are required to give effect to the Energy Reform Decree (which we refer to as the Secondary Legislation).

Secondary Legislation

On April 30, 2014, President Enrique Peña Nieto submitted to the Mexican Congress draft bills proposing Secondary Legislation intended to implement provisions of the Energy Reform Decree. The Joint Energy and Legislative Studies Commissions of the Cámara de Senadores (Mexican Senate) and the Joint Energy, Budget and Public Account, and Finance and Public Credit Commissions of the Cámara de Diputados (Mexican Chamber of Deputies) have begun reviewing and discussing the draft bills. The Secondary Legislation must be approved by both chambers of the Mexican Congress, signed by the President of Mexico and published in the Official Gazette of the Federation in order to become effective.

For more information regarding the Energy Reform Decree and its potential impact on our operations, please see “Item 4—Information on the Company—History and Development—Energy Reform” in our Form 20-F.

Selected Financial Data

The selected financial data as of December 31, 2013 and March 31, 2014 and for the three-month periods ended March 31, 2013 and 2014 have been derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

In this report we include selected financial data from our statement of financial position as of March 31, 2014 and from our statement of comprehensive income and our statement of cash flows for the three-month period ended March 31, 2014. In addition, we include selected financial data from our statements of financial position as of December 31, 2013, as well as the statement of comprehensive income and the statement of cash flows for the three-month period ended March 31, 2013 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31, 2013	March 31,
		2013	2014
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	n.a.	396,254	406,934
Operating income	n.a.	201,517	181,169
Financing income	n.a.	3,317	5,023
Financing cost	n.a.	(17,387)	(13,088)
Exchange (loss) gain—Net	n.a.	32,577	(87)
Net (loss) for the period	n.a.	(4,388)	(35,953)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	80,746	n.a.	83,172
Total assets	2,047,390	n.a.	2,051,440
Long-term debt	750,563	n.a.	787,308
Total long-term liabilities	1,973,446	n.a.	2,020,501
Total equity (deficit)	(185,247)	n.a.	(219,392)
Statement of Cash Flows
Depreciation and amortization	n.a.	36,639	37,570
Acquisition of wells, pipelines, properties, plant and equipment(2)	n.a.	47,622	36,070
Other Financial Data
Ratio of earnings to fixed charges(3)	n.a.	—	—

Note: n.a. = Not applicable.

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 3(a) to the unaudited condensed consolidated interim financial statements included herein.
(2)	Includes capitalized finance cost. See Note 3(h) to the unaudited condensed consolidated interim financial statements included herein.
(3)	Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus dividends received on equity investments. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness. Earnings for the three months ended March 31, 2013 and 2014 were insufficient to cover fixed charges, which exceeded earnings by Ps. 1,837 million and Ps. 31,472 million during these periods, respectively.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at March 31, 2014.

	At March 31, 2014(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	637,972	U.S.$	48,761
Long-term domestic debt		149,336		11,414

Total long-term debt(3)		787,308		60,175

Certificates of Contribution “A”(4)		114,605		8,759
Mexican Government contributions to Petróleos Mexicanos		117,123		8,952
Legal reserve		1,003		77
Accumulated other comprehensive result		(129,068)		(9,865)
(Deficit) from prior years		(287,606)		(21,982)
Net (loss) for the period		(35,883)		(2,743)

Total controlling interest		(219,826)		(16,802)

Total capitalization	Ps.	567,482	U.S.$	43,373

Note: Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.0837 = U.S. $1.00 at March 31, 2014. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since March 31, 2014, except for our undertaking of new financings disclosed under “Liquidity and Capital Resources—Recent Financing Activities” in this report and in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” in the Form 20-F.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 120,796 million (U.S. $9,233 million) at March 31, 2014.
(4)	Equity instruments held by the Mexican Government.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	Three months ended March 31,(1)
	2013		2014(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps.	214,019	Ps.	231,044	U.S. $	17,659
Export		180,000		173,191		13,237
Services income		2,236		2,699		206

Total sales		396,254		406,934		31,102
Cost of sales		203,842		210,332		16,076
General expenses		31,469		32,612		2,493
Other revenues and expenses—net(3)		40,574		17,178		1,313

Operating income		201,517		181,169		13,847
Financing income		3,317		5,023		384
Financing cost		(17,387)		(13,088)		(1,000)
Exchange gain (loss)—net		32,577		(87)		(7)
(Loss) profit sharing in associates		(238)		1,135		87

Income before taxes, duties and other		219,786		174,152		13,311
Total taxes, duties and other		224,174		210,105		16,059

Net loss for the period	Ps.	(4,388)	Ps.	(35,953)	U.S. $	(2,748)
Other comprehensive results for the period		(3,639)		(2)		—

Comprehensive result for the period	Ps.	(8,027)	Ps.	(35,955)	U.S. $	(2,748)

Note: Numbers may not total due to rounding.

(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.0837 = U.S. $1.00 at March 31, 2014. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the credit attributable to the Special Tax on Production and Services (which we refer to as the IEPS tax) in the first three months of 2013 and 2014, when the IEPS tax rate was negative.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Total Sales

Total sales increased by 2.7% in the first three months of 2014, from Ps. 396.3 billion in the first three months of 2013 to Ps. 406.9 billion in the first three months of 2014. This increase in total sales resulted primarily from the reasons described below.

Domestic Sales

Domestic sales increased by 7.9% in the first three months of 2014, from Ps. 214.0 billion in the first three months of 2013 to Ps. 231.0 billion in the first three months of 2014, primarily due to increases in the sales prices of gasoline, diesel and propylene, and an increase in demand from the electricity generation sector.

Domestic sales of petroleum products increased by 4.8% in the first three months of 2014, from Ps. 190.0 billion in the first three months of 2013 to Ps. 199.2 billion in the first three months of 2014, primarily due to increases in the sales prices of gasoline and diesel.

Domestic sales of dry natural gas increased by 47.0% in the first three months of 2014, from Ps. 14.9 billion in the first three months of 2013 to Ps. 21.9 billion in the first three months of 2014, primarily due to higher sales prices and an increase in demand from the electricity generation sector.

Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 8.8%, from Ps. 9.1 billion in the first three months of 2013 to Ps. 9.9 billion in the first three months of 2014, primarily due to increases in the sales prices of propylene and polyethylene.

Export Sales

Total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 3.8%, from Ps. 180.0 billion in the first three months of 2013 to Ps. 173.2 billion in the first three months of 2014, primarily due to a 10.3% decrease in the weighted average prices of export crude oil and a 1.0% decrease in export crude oil sales volume as a result of a decrease in the availability of crude oil for export caused by increased crude oil processing in our refineries, as well as a decrease in crude oil production.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI CIM), P.M.I. Trading, Ltd. and their affiliates (which, together with PMI CIM, we collectively refer to as the PMI Group), and Mex Gas International, Ltd. (which we refer to as MGAS), export sales by the subsidiary entities to the PMI Group and MGAS decreased by 8.4%, from Ps. 162.8 billion in the first three months of 2013 to Ps. 149.2 billion in the first three months of 2014. In U.S. dollar terms, excluding the trading activities of the PMI Group and MGAS, total export sales decreased by 12.4%, from U.S. $12.9 billion in the first three months of 2013 to U.S. $11.3 billion in the first three months of 2014, primarily due to a decrease in export sales prices and volume.

Crude oil and condensate export sales accounted for 87.7% of export sales (excluding the trading activities of the PMI Group) in the first three months of 2014, as compared to 88.7% in the first three months of 2013. Crude oil and condensate export sales decreased in peso terms by 9.3%, from Ps. 144.4 billion in the first three months of 2013 to Ps. 130.9 billion in the first three months of 2014, primarily due to a 10.3% decrease in the weighted average export price of the Mexican crude oil basket, from U.S. $102.87 per barrel in the first three months of 2013 to U.S. $92.32 in the first three months of 2014. The volume of crude oil exports decreased by 1.1%, from 1,203 thousand barrels per day in the first three months of 2013 to 1,190 thousand barrels per day in the first three months of 2014, primarily due to lower demand and a decrease in the availability of crude oil for export as a result of an increase in crude oil processing in our refineries.

Export sales of petroleum products represented 12.1% of export sales (excluding the trading activities of the PMI Group) in the first three months of 2014, as compared to 11.1% in the first three months of 2013. Export sales of petroleum products decreased by 0.6%, from Ps. 18.0 billion in the first three months of 2013 to Ps. 17.9 billion in the first three months of 2014. Although export sales of petroleum products remained mostly constant, the volume of fuel oil export sales increased from 76 thousand barrels per day in the first three months of 2013 to 151 thousand barrels per day in the first three months of 2014.

Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first three months of 2013 and 2014 (0.3% and 0.2%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 25.0%, from Ps. 0.4 billion in the first three months of 2013 to Ps. 0.3 billion in the first three months of 2014, primarily due to a decrease in the sales prices of certain petrochemical products, such as sulfur, which decreased in price from U.S. $127.00 per ton in the first three months of 2013 to U.S. $74.98 per ton in the first three months of 2014, and butadiene.

Services Income

Services income increased by 22.7% in the first three months of 2014, from Ps. 2.2 billion in the first three months of 2013 to Ps. 2.7 billion in the first three months of 2014, mainly as a result of an increase in insurance revenues from Kot Insurance Company, AG, one of our subsidiary companies, and from an increase in the amount of fees collected by Pemex-Refining and Pemex-Gas and Basic Petrochemicals for freight and pipeline transportation services provided to third parties.

Cost of Sales

Cost of sales increased by 3.2%, from Ps. 203.8 billion in the first three months of 2013 to Ps. 210.3 billion in the first three months of 2014. This increase was primarily due to a Ps. 8.5 billion increase in the costs of purchases of imported liquefied petroleum gas and natural gas, a Ps. 1.2 billion increase in costs associated with exploration activities and a Ps. 1.7 billion increase in expenses incurred in connection with unsuccessful wells. This increase was partially offset by a Ps. 7.2 billion decrease in operating expenses and a Ps. 2.2 billion decrease in the net cost of employee benefits related to cost of sales for the period.

General Expenses

General expenses increased by 3.5%, from Ps. 31.5 billion in the first three months of 2013 to Ps. 32.6 billion in the first three months of 2014. This increase was primarily due to an increase in the net cost of employee benefits related to general expenses for the period, from Ps. 17.8 billion to Ps. 18.8 billion, as a result of salary increases, the financial impact of an additional year of seniority for all employees and changes to the assumptions used in actuarial calculations.

Other Revenues and Expenses, Net

Other revenues and expenses, net, decreased by Ps. 23.4 billion, or 57.6%, from net revenues of Ps. 40.6 billion in the first three months of 2013 to net revenues of Ps. 17.2 billion in the first three months of 2014. This decrease was primarily due to a lower credit attributable to the negative IEPS tax rate, which is generated when the prices at which we sell gasoline and diesel in the domestic market are lower than the international market prices for such products. The credit attributable to the negative IEPS tax rate decreased from Ps. 34.5 billion in the first three months of 2013 to Ps. 15.9 billion in the first three months of 2014 due to the decrease in the difference between domestic retail prices and international reference prices for gasoline and diesel in the first three months of 2014 as compared to the corresponding period of 2013. Other revenues and expenses, net, also decreased as a result of the positive effect on other revenues and expenses, net, during the first three months of 2013 of a Ps. 5.0 billion decrease in our provision for litigation and claims in process as of March 31, 2013.

Financing Income

Our financing income increased by Ps. 1.7 billion, from Ps. 3.3 billion in the first three months of 2013 to Ps. 5.0 billion in the first three months of 2014. This increase was primarily due to a Ps. 1.9 billion increase in income associated with certain derivative financial instruments, which was partially offset by a Ps. 0.2 billion decrease in interest income.

Financing Cost

Financing cost decreased by Ps. 4.3 billion, from Ps. 17.4 billion in the first three months of 2013 to Ps. 13.1 billion in the first three months of 2014. This decrease was primarily due to a Ps. 6.5 billion decrease in costs associated with certain derivative financial instruments, which was partially offset by a Ps. 2.2 billion increase in interest expense.

Exchange Gain (Loss), Net

A substantial portion of our indebtedness, 80.3% as of March 31, 2014, is denominated in U.S. dollars and other foreign currencies. Our exchange gain, net, decreased by Ps. 32.7 billion, from an exchange gain of Ps. 32.6 billion in the first three months of 2013 to an exchange loss of Ps. 0.1 billion in the first three months of 2014, mainly due to the depreciation of the peso against the U.S. dollar during the first three months of 2014 as compared to the first three months of 2013.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes paid decreased by 6.3%, from Ps. 224.2 billion in the first three months of 2013 to Ps. 210.1 billion in the first three months of 2014, largely due to a 10.3% decrease in the weighted average price of the Mexican crude oil basket, from U.S. $102.87 per barrel in the first three months of 2013 to U.S. $92.32 per barrel in the same period of 2014. As a result, taxes and duties represented 51.6% of total sales in the first three months of 2014, as compared to 56.6% in the first three months of 2013.

Net Loss

In the first three months of 2014, we reported a net loss of Ps. 36.0 billion (U.S. $2.8 billion) on Ps. 406.9 billion in total sales, as compared to a net loss of Ps. 4.4 billion (U.S. $0.3 billion) on Ps. 396.3 billion in total sales in the first three months of 2013. This increase in net loss during the first three months of 2014 is primarily explained by: (1) the foreign exchange loss caused by the depreciation of the peso against the U.S. dollar during this period as compared to the exchange gain recorded in the first three months of 2013; (2) a decrease in other revenues and expenses, net, due primarily to a lower credit attributable to the negative IEPS tax rate; (3) a decrease in export sales mainly due to a 10.3% decrease in the price of the Mexican crude oil basket; and (4) an increase in cost of sales and general expenses. These decreases were only partially offset by the increase in our domestic sales.

Liquidity and Capital Resources

Cash Flows from Operating, Financing and Investing Activities

During the first three months of 2014, net funds used in operating activities amounted to Ps. 18.9 billion, as compared to net funds provided by operating activities of Ps. 48.8 billion in the first three months of 2013. During the first three months of 2014, our net cash flows from financing activities amounted to Ps. 58.1 billion, as compared to net cash flows used in financing activities of Ps. 8.1 billion in the first three months of 2013. During the first three months of 2014, new financings represented approximately Ps. 97.4 billion and payments of principal and interest represented Ps. 41.2 billion, whereas new financings represented approximately Ps. 87.0 billion and payments of principal and interest represented Ps. 95.1 billion during the first three months of 2013. During the first three months of 2014, we applied net funds of Ps. 36.1 billion to net investments in wells, pipelines, properties, plant and equipment, as compared to net funds of Ps. 47.6 billion that we applied to net investments in wells, pipelines, properties, plant and equipment in the first three months of 2013.

At March 31, 2014, our cash and cash equivalents totaled Ps. 83.2 billion, as compared to Ps. 80.7 billion at December 31, 2013.

Indebtedness

During the first three months of 2014, our total debt increased by 8.0%, from Ps. 841.2 billion at December 31, 2013 to Ps. 908.1 billion at March 31, 2014, primarily due to the financing activities undertaken during this period, as described in Note 12 to the unaudited condensed consolidated interim financial statements included herein.

At March 31, 2014 and as of the date of this report, we were not in default on any of our financing agreements.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Three months ended March 31,
	2013		2014
Operating Highlights
Production
Crude oil (tbpd)		2,544		2,492
Natural gas (mmcfpd)		6,463		6,522
Petroleum products (tbpd)		1,269		1,211
Petrochemicals (tt)(1)		1,748		2,007
Average crude oil exports (tbpd)(2)
Olmeca		144		94
Isthmus		97		169
Maya		962		927

Total		1,203		1,190
Value of crude oil exports (value in millions of U.S. dollars)(2)	U.S. $	11,142.3	U.S. $	9,889.7
Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S. $	112.85	U.S. $	101.17
Isthmus		110.33		100.21
Maya		100.63		90.10

Weighted average price(4)		102.87		92.32
West Texas Intermediate crude oil average price per barrel(5)	U.S. $	94.29	U.S. $	98.69

Notes: Numbers may not total due to rounding.

tbpd = thousands of barrels per day

mmcfpd = millions of cubic feet per day

tt = thousands of tons

(1)	Includes ethane and sulfur from Pemex-Gas and Basic Petrochemicals.
(2)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of March 31, 2014.
(3)	Average price during period indicated based on billed amounts.
(4)	On May 29, 2014, the weighted average price of PEMEX’s crude oil export mix was U.S. $98.57 per barrel.
(5)	On May 29, 2014, the West Texas Intermediate crude oil spot price was U.S. $103.57 per barrel.

Source: Petróleos Mexicanos and the PMI Group.

Crude oil production decreased by 2.0% in the first three months of 2013, from 2,544 thousand barrels per day in the first three months of 2013 to 2,492 thousand barrels per day in the first three months of 2014. This decrease was mainly due to:

•	a 3.7% decrease in the production of heavy crude oil primarily due to an increase in the fractional water flow of wells and a natural decline in production at the fields of the Cantarell business unit in the Northeastern Marine region; and

•	a 4.4% decrease in the production of extra-light crude oil mainly due to a natural decline in production at the Crudo Ligero Marino project in the Southwestern Marine region, as well as an increase in the fractional water flow of wells at the Pijije and Sen fields of the Delta del Grijalva project in the Southern region.

This decrease was partially offset by a 1.5% increase in the production of light crude oil at the Kuil, Onel and Chuhuk fields in the Southwestern Marine region, at the Kambesah field in the Northeastern Marine region, at the Artesa field in the Southern region and at the Gasífero and Bedel fields in the Northern region. Average aggregate production in these fields reached 200 thousand barrels per day by the end of the first quarter of 2014.

Natural gas production increased by 0.9% in the first three months of 2014, from 6,463 million cubic feet per day in the first three months of 2013 to 6,522 million cubic feet per day in the first three months of 2014. This increase was primarily the result of a 10.8% increase in associated gas production at the Ku-Maloob-Zaap and Cantarell business units in the Northeastern Marine region and at the Litoral de Tabasco and Abkatún-Pol-Chuc business units in the Southwestern Marine region. This increase was partially offset by a 15.8% decline in non-associated gas production primarily caused by a scheduled reduction in drilling activities and the completion of wells at the Veracruz and Burgos business units in the Northern region.

Production of petroleum products decreased by 4.6% in the first three months of 2014, from 1,269 thousand barrels per day in the first three months of 2013 to 1,211 thousand barrels per day in the first three months of 2014. This decrease was primarily due to a decrease in the total amount of crude oil processed during this period due to scheduled maintenance activities and unscheduled revamping operations, as well as the continued decrease in fuel oil production. This decrease was partially offset by a slight increase in gasoline production during the first three months of 2014 as compared to the same period of 2013.

Petrochemicals production increased by 14.8% in the first three months of 2014, from 1,748 thousand tons in the first three months of 2013 to 2,007 thousand tons in the first three months of 2014. This increase was primarily due to increases in the production of:

•	the aromatics and derivatives chain due to the stabilization of the continuous catalytic regeneration (CCR) plant and regularized operations of the aromatics plants at the Cangrejera petrochemical complex;

•	other petrochemicals, including high octane hydrocarbons, toluene and xylene;

•	the methane derivatives chain due to the increased availability of natural gas, which increased carbon dioxide and methanol output; and

•	the propylene and derivatives chain, primarily due to an increase in propylene production and to the stabilization of the acrylonitrile producer plant.

This increase was partially offset by a decrease in production in the ethane derivatives chain, mainly due to the transfer of production of vinyl chloride to the joint venture between Pemex-Petrochemicals and Petroquímica Mexicana de Vinilo, S.A. de C.V. in September 2013, as well as lower volumes of low and high density polyethylene caused by unscheduled shutdowns.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2014 AND 2013

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2014 AND 2013

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(Figures stated in thousands, except as noted (Note 2))

	March 31, 2014		December 31, 2013
ASSETS:
Current assets:
Cash and cash equivalents (Note 5)	Ps.	83,172,016	Ps.	80,745,719
Accounts, notes receivable and other—Net (Note 6)		131,395,058		122,512,011
Inventories—Net (Note 7)		46,108,417		56,914,500
Derivative financial instruments		7,056,196		6,741,640

Total current assets		267,731,687		266,913,870
Non-current assets:
Investments in equity instruments (Note 8)		18,377,498		17,728,571
Permanent investments in associates (Note 9)		17,754,733		16,779,501
Wells, pipelines, properties, plant and equipment—Net (Note 10)		1,718,829,866		1,721,578,741
Deferred taxes		1,316,700		2,493,162
Restricted cash (Note 5)		9,538,118		7,701,798
Other assets—Net (Note 11)		17,891,283		14,194,710

Total non-current assets	Ps.	1,783,708,198	Ps.	1,780,476,483

Total assets	Ps.	2,051,439,885	Ps.	2,047,390,353

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 12)	Ps.	120,796,057	Ps.	90,676,943
Suppliers		61,018,528		106,745,193
Accounts and accrued expenses payable		11,182,824		14,194,719
Derivative financial instruments		5,182,158		6,284,482
Taxes and duties payable		52,151,557		41,289,495

Total current liabilities		250,331,124		259,190,832
Long-term liabilities:
Long-term debt (Note 12)		787,307,935		750,563,471
Employee benefits		1,130,053,875		1,119,207,870
Provisions for sundry creditors (Note 14)		69,834,798		69,209,398
Other liabilities		8,534,042		7,405,724
Deferred taxes		24,769,820		27,059,698

Total long-term liabilities	Ps.	2,020,500,470	Ps.	1,973,446,161

Total liabilities	Ps.	2,270,831,594	Ps.	2,232,636,993

EQUITY (DEFICIT):
Controlling interest:
Certificates of Contribution “A”		114,604,835		114,604,835
Mexican Government contributions to Petróleos Mexicanos		117,123,291		115,313,691
Legal reserve		1,002,465		1,002,130
Accumulated other comprehensive result		(129,068,331)		(129,065,629)
Accumulated results:
(Deficit) from prior years		(287,605,549)		(117,739,916)
Net loss for the period		(35,882,609)		(169,865,633)

Total controlling interest	Ps.	(219,825,898)	Ps.	(185,750,522)
Total non-controlling interest		434,189		503,882

Total equity (deficit)		(219,391,709)		(185,246,640)

Total liabilities and equity (deficit)	Ps.	2,051,439,885	Ps.	2,047,390,353

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

	2014		2013
Net sales:
Domestic	Ps.	231,043,557	Ps.	214,018,544
Export		173,191,167		179,999,660
Services income		2,699,382		2,235,976

		406,934,106		396,254,180
Cost of sales		210,331,518		203,842,126

Gross income		196,602,588		192,412,054
Other revenues and expenses—net		17,178,041		40,573,731
General expenses:
Transportation and distribution expenses		7,327,970		7,583,443
Administrative expenses		25,283,995		23,885,051

Operating income		181,168,664		201,517,291
Financing income (Note 15)		5,023,451		3,316,771
Financing cost (Note 15)		(13,088,132)		(17,387,497)
Exchange (loss) gain—net		(87,332)		32,577,338
Profit (loss) sharing in associates (Note 9)		1,135,183		(238,064)

Income before taxes, duties and other		174,151,834		219,785,839
Hydrocarbon extraction duties and others		207,391,873		221,978,474
Hydrocarbon income tax		1,543,538		1,323,364
Income tax		1,169,846		872,113

Total taxes, duties and other		210,105,257		224,173,951

Net loss for the period	Ps.	(35,953,423)	Ps.	(4,388,112)

Other comprehensive results:
Investments in equity instruments	Ps.	160,200	Ps.	270,941
Cumulative currency translation effect		(161,781)		(3,909,487)

Total other comprehensive results		(1,581)		(3,638,546)

Comprehensive result for the period	Ps.	(35,955,004)	Ps.	(8,026,658)

Net loss for the period attributable to:
Controlling interest	Ps.	(35,882,609)	Ps.	(4,326,903)
Non-controlling interest		(70,814)		(61,209)

Net loss for the period	Ps.	(35,953,423)	Ps.	(4,388,112)

Other comprehensive results attributable to:
Controlling interest	Ps.	(2,702)	Ps.	(3,604,850)
Non-controlling interest		1,121		(33,696)

Total other comprehensive results for the period	Ps.	(1,581)	Ps.	(3,638,546)

Comprehensive (loss) income for the period:
Controlling interest	Ps.	(35,885,311)	Ps.	(7,931,753)
Non-controlling interest		(69,693)		(94,905)

Comprehensive result for the period	Ps.	(35,955,004)	Ps.	(8,026,658)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

	Controlling interest																		Non- controlling interest		Total equity
	Certificates of Contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Accumulated other comprehensive income (loss)										Total
							Investments in equity instruments		Cumulative Currency translation effect		Actuarial losses for employee benefits effect		(Accumulated results)
													For the period		From prior years
Balances as of January 1, 2013	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	(6,253,714)	Ps.	2,685,060	Ps.	(379,768,919)	Ps.	—	Ps.	(117,739,916)	Ps.	(271,764,303)	Ps.	698,453	Ps.	(271,065,850)
Comprehensive income (loss) for the period		—		—		—		270,941		(3,875,791)		—		(4,326,903)		—		(7,931,753)		(94,905)		(8,026,658)

Balances as of March 31, 2013	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	(5,982,773)	Ps.	(1,190,731)	Ps.	(379,768,919)	Ps.	(4,326,903)	Ps.	(117,739,916)	Ps.	(279,696,056)	Ps.	603,548	Ps.	(279,092,508)

Balances as of January 1, 2014	Ps.	114,604,835	Ps.	115,313,691	Ps.	1,002,130	Ps.	(1,800,219)	Ps.	5,127,480	Ps.	(132,392,890)	Ps.	—	Ps.	(287,605,549)	Ps.	(185,750,522)	Ps.	503,882	Ps.	(185,246,640)
Increase in Mexican Government contributions to Petróleos Mexicanos		—		2,000,000		—		—		—		—		—		—		2,000,000		—		2,000,000
Decrease in Mexican Government contributions to Petróleos Mexicanos		—		(190,400)		—		—		—		—		—		—		(190,400)		—		(190,400)
Increase in legal reserve		—		—		335		—		—		—		—		—		335		—		335
Comprehensive income (loss) for the period		—		—		—		160,200		(162,902)		—		(35,882,609)		—		(35,885,311)		(69,693)		(35,955,004)

Balances as of March 31, 2014	Ps.	114,604,835	Ps.	117,123,291	Ps.	1,002,465	Ps.	(1,640,019)	Ps.	4,964,578	Ps.	(132,392,890)	Ps.	(35,882,609)	Ps.	(287,605,549)	Ps.	(219,825,898)	Ps.	434,189	Ps.	(219,391,709)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF CASH FLOWS

FOR THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

	2014		2013
Operating activities:
Net loss for the period	Ps.	(35,953,423)	Ps.	(4,388,112)
Activities related to investment activities:
Depreciation and amortization		37,570,391		36,638,764
Unsuccessful wells		2,504,226		803,378
Disposal of wells, pipelines, properties, plant and equipment		1,248,594		60,717
Profit sharing in associates		(1,135,183)		(238,064)
Effects of net present value of reserve for well abandonment		—		(318,177)
Activities related to financing activities:
Amortization expenses and gains related to debt issuance		(813,770)		—
Unrealized foreign exchange loss (gain)		492,564		(35,942,511)
Interest expense		10,937,594		8,671,876

		14,850,993		5,287,871
Funds provided by (used in) operating activities:
Derivative financial instruments		(1,416,880)		5,259,162
Accounts and notes receivable		(10,719,368)		(22,402,271)
Inventories		10,806,084		12,533,683
Other assets		(6,054,129)		(3,479,609)
Accounts payable and accrued expenses		(3,011,895)		(794,937)
Taxes paid		10,862,062		15,552,359
Suppliers		(45,726,665)		18,537,611
Provisions for sundry creditors and other liabilities		1,753,718		(676,613)
Employee benefits		10,846,005		19,666,471
Deferred taxes		(1,113,416)		(667,439)

Net cash flows from operating activities		(18,923,491)		48,816,288
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(36,070,110)		(47,622,025)
Exploration costs		(146,670)		(287,812)

Net cash flows from investing activities		(36,216,780)		(47,909,837)

Financing activities:
Increase in equity Mexican Government contributions		2,000,000		—
Decrease in equity Mexican Government contributions		(190,400)		—
Loans obtained from financial institutions		97,439,253		87,014,143
Debt payments, principal only		(29,770,251)		(86,362,330)
Interest paid		(11,421,812)		(8,721,070)

Net cash flows from financing activities		58,056,790		(8,069,257)

Net increase (decrease) in cash and cash equivalents		2,916,519		(7,162,806)
Effects of change in cash value		(490,222)		(1,036,184)
Cash and cash equivalents at the beginning of the period		80,745,719		119,234,891

Cash and cash equivalents at the end of the period	Ps.	83,172,016	Ps.	111,035,901

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States (“Mexico”) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized entities of the Federal Government of Mexico (the “Mexican Government”) and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities (as defined below) are regulated mainly by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the “Regulatory Law”), the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), which establish the state will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities (as defined below).

The Petróleos Mexicanos Law, which was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities (as defined below) will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad.

On March 21, 2012, the President of Mexico issued the Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos (Decree to establish the structure, operation and control of the subsidiary entities of Petróleos Mexicanos, or the “Subsidiary Entities Decree”), which was published in the Official Gazette of the Federation and became effective as of the following day.

Under the Subsidiary Entities Decree:

•	Petróleos Mexicanos continues to have the authority to direct the central planning and strategic management of the Subsidiary Entities (as defined below) in accordance with the Petróleos Mexicanos Law, and to provide general corporate services of an administrative and technical nature, as requested by the Subsidiary Entities (as defined below);

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	the Subsidiary Entities (as defined below) will continue to undertake all activities related to technical and industrial operations that are strictly productive and commercial in nature, in accordance with their purpose;

•	the organization continues to allocate the duties to each Subsidiary Entity (as defined below) in accordance with the rationale of distributing core activities of a productive character as referred to in the Petróleos Mexicanos Law;

•	the activities related to petrochemical products, as opposed to basic petrochemicals, must be undertaken by the Subsidiary Entities (as defined below), and such products will continue to be manufactured by Pemex-Petrochemicals (as defined below), notwithstanding undertakings by the private sector; and

•	the activities, operations or services required by the Subsidiary Entities (as defined below) for carrying out their respective objectives may be undertaken by companies owned by Petróleos Mexicanos, the Subsidiary Entities (as defined below) or both. With respect to any activities not reserved exclusively for the State, the Subsidiary Entities (as defined below) may enter into alliances or partnerships with third parties.

In addition, on September 4, 2009, the Board of Directors of Petróleos Mexicanos (the “Board”) approved the Estatuto Orgánico (Organic Statute) of Petróleos Mexicanos, which became effective on September 25, 2009 and has since been modified on August 9, 2010, August 2, 2011, February 23, 2012, March 27, 2013, September 30, 2013, February 4, 2014 and February 7, 2014.

On March 28, 2013, the Organic Statutes of each Subsidiary Entity (as defined below) was published in the Official Gazette of the Federation. These Organic Statutes establish the structure, organizational basis and functions of the administrative units of each of the Subsidiary Entities (as defined below), and also delineate the duties and internal regulations of their respective Boards of Directors.

The Subsidiary Entities are decentralized entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names and are grouped in accordance with the areas delineated by the Secretary of Energy. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities, of which Petróleos Mexicanos owns 100% of the equity, are:

•	Pemex-Exploración y Producción (“Pemex-Exploration and Production”);

•	Pemex-Refinación (“Pemex-Refining”);

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and

•	Pemex-Petroquímica (“Pemex-Petrochemicals”).

The principal objectives of the Subsidiary Entities are as follows:

I.	Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II.	Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III.	Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV.	Pemex-Petrochemicals processes industrial petrochemicals other than basic petrochemicals and stores, distributes and markets secondary petrochemicals.

For purposes of these unaudited condensed consolidated interim financial statements, any capitalized name or term that is not defined herein will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

On December 12, 2013, the Permanent Commission of the Mexican Congress approved amendments to Articles 25, 27 and 28 of the Mexican Constitution, which were subsequently approved by a majority of Mexico’s state legislatures and signed into law by President Peña Nieto. On December 20, 2013, these amendments were published as the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters, or the “Energy Reform Decree”) in the Official Gazette of the Federation and took effect on December 21, 2013. The Energy Reform Decree includes transitional articles that set forth the general framework for the secondary legislation or implementing laws, which have not been enacted as of the date of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

The key features of the Energy Reform Decree with respect to the hydrocarbons sector in Mexico and PEMEX’s operations are the following:

•	Ownership by Mexican Nation: Solid, liquid and gaseous hydrocarbons located in the subsoil of Mexico remain the property of the Mexican nation.

•	Private Sector Participation: The Mexican Government will carry out the exploration and extraction of hydrocarbons in Mexico through assignments to “productive state-owned companies” (as described below) or through agreements with such productive state-owned companies or with private sector companies. As part of the secondary legislation to be adopted, the Mexican Congress must make the necessary adjustments to the legal framework regulating the contractual regime for exploration and extraction activities, which may include the creation of licenses, service contracts, profit-sharing contracts and production-sharing contracts.

•	Conversion: Petróleos Mexicanos will be converted from a decentralized public entity to a productive state-owned company within two years from the enactment of the Energy Reform Decree. During the two-year transition period, PEMEX will be entitled to be awarded the assignments and agreements mentioned above. As a productive state-owned company, Petróleos Mexicanos’ corporate purpose will be to create economic value and increase the income of the Mexican nation while adhering to principles of equity as well as social and environmental responsibility, and it will be granted technical, managerial and budgetary autonomy, subject to certain controls. The Mexican Government will continue to control Petróleos Mexicanos once it is converted to a productive state-owned company.

•	Round Zero: Pursuant to the Energy Reform Decree, PEMEX has requested that the Secretaría de Energía (Ministry of Energy) assign to it certain exploration and extraction areas in which it currently operates, based on its operational capabilities. Any such areas that it does not request or are not assigned to it will be subject to a bidding process that will be open to participation by private sector companies.

•	Booking of Reserves: Productive state-owned companies and private companies will be allowed to report assignments or contracts and the corresponding expected benefits for accounting and financial purposes, with the understanding that any solid, liquid or gaseous hydrocarbons that are in the subsoil will remain the property of the Mexican nation.

•	Pipeline System: The Centro Nacional de Control del Gas Natural (National Center of Natural Gas Control), a decentralized public entity of the Mexican Government, will be created to own and operate the national gas pipeline system and storage infrastructure. Pursuant to the applicable secondary legislation, Pemex-Gas and Basic Petrochemicals will transfer and assign to the National Center of Natural Gas Control the assets and contracts necessary for it to manage this system and infrastructure.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	Regulatory Oversight and Authority: The Ministry of Energy, the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission, or the “NHC”) and the Comisión Reguladora de Energía (Energy Regulatory Commission) will be granted additional technical and administrative authority over certain of PEMEX’s operations and the energy sector generally. In addition, the Ministry of Energy will be granted the authority to issue permits for oil treatment and refining, and for natural gas processing, activities which are currently reserved to PEMEX.

On March 21, 2014, as part of Round Zero, Petróleos Mexicanos submitted to the Ministry of Energy a request that PEMEX be assigned the right to continue to explore and develop areas that together contain 96% of Mexico’s estimated proved reserves of crude oil and natural gas as of December 31, 2013. The transitional articles of the Energy Reform Decree provide that the Ministry of Energy will take the following factors into consideration when determining whether to grant PEMEX an assignment:

•	with respect to areas that PEMEX was actively exploring in which it had made commercial discoveries or investments as of December 21, 2013, its investment capacity and evidence of a detailed plan for exploration; and

•	with respect to areas that PEMEX already had under production as of December 21, 2013, a development plan for producing fields, including evidence of proper development of such fields and the ability to efficiently and competitively carry out production activities.

The Ministry of Energy has a deadline of September 17, 2014 to respond to the request.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the predecessor statute to the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), whereas the Subsidiary Companies are companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. In addition, unlike the Subsidiary Entities, the Subsidiary Companies are not decentralized entities and are managed as private corporations. The “Subsidiary Companies” are defined as those companies which are controlled by PEMEX (see Note 3(a)).

“Associates”, as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3(a)).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.

PEMEX’s address and its principal place of business is:

Av. Marina Nacional No. 329

Col. Petróleos Mexicanos

Delegación Miguel Hidalgo

México, D.F. 11311

México

NOTE 2—BASIS OF PREPARATION:

(a)	Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of March 31, 2014 and December 31, 2013, and for the periods ended March 31, 2014 and 2013, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements.

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements for the three years ended December 31, 2013, 2012 and 2011. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

On May 29, 2014, these unaudited condensed consolidated interim financial statements under IFRS and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting and Fiscal Matters, and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

(b)	Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis. The principal items measured at fair value are derivative financial instruments. The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(c)	Functional and reporting currency and translation of foreign currency operations

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

(i)	the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

(ii)	PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX’s budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;

(iii)	benefits to employees were approximately 49% and 50% of PEMEX’s total liabilities as of March 31, 2014 and December 31, 2013, respectively. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

(iv)	cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México, requires that Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

Translation of condensed consolidated interim financial statements of foreign operations

The unaudited condensed consolidated interim financial statements of foreign subsidiaries and associates are translated into the reporting currency by identifying if the functional currency is different from the currency for recording the foreign operations. If the currencies for a foreign transaction are different, then the currency for recording the foreign transaction is first translated into the functional currency and then translated into the reporting currency using the period-end exchange rate for assets and liabilities reported in the unaudited condensed consolidated interim statements of financial position, the historical exchange rate at the date of the transaction for equity items and the weighted average exchange rate for income and expenses reported in the statement of comprehensive income of the period.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(d)	Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation, “Canadian dollars” or “CAD” refers to the legal currency of Canada and “Australian dollars” or “AUD” refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

In particular, information about assumptions, estimation uncertainties and critical accounting policies that have the most significant effect on the amounts recognized in the unaudited condensed consolidated interim financial statements are described in the following notes:

•	Note 3(d) Financial instruments

•	Note 3(h) Wells, pipelines, properties, plant and equipment; Successful efforts method of accounting

•	Note 3(j) Impairment of non-financial assets

•	Note 3(l) Provisions

•	Note 3(m) Employee benefits

•	Note 3(n) Taxes and Federal Duties; Deferred Taxes

•	Note 3(p) Contingencies

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

(a)	Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by Petróleos Mexicanos. Control requires exposure or rights to variable returns and the ability to affect those returns through power over a company. The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

The consolidated Subsidiary Entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are companies that are 100% owned by Petróleos Mexicanos (with the exception of Pemex Finance, Ltd. (“FIN”) and P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”)), and are as follows: PMI CIM(i); P.M.I. Trading, Ltd. (“PMI Trading”)(i); P.M.I. Holdings North America, Inc. (“PMI HNA”)(i); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”)(i); P.M.I. Holdings, B.V. (“PMI HBV”)(i); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”)(i); Kot Insurance Company, AG (“KOT”); Pemex Procurement International, Inc. (“PPI”)(ii); P.M.I. Marine, Ltd. (“PMI Mar”)(i); P.M.I. Services, B.V. (“PMI SHO”)(i); Pemex Internacional España, S.A. (“PMI SES”)(i); Pemex Services Europe, Ltd. (“PMI SUK”)(i)(iii); P.M.I. Services North America, Inc. (“PMI SUS”)(i); P.M.I. Field Management Resources, S.L. (“FMR”)(i)(iv); P.M.I. Campos Maduros, S. de R.L. de C.V. (“SANMA”)(iv); Mex Gas International, Ltd. (“MGAS”); FIN; Instalaciones Inmobiliarias para Industrias, S. A. de C. V. (“III”)(iv); III Servicios, S. A. de C. V. (“III Services”)(iv); PPQ Cadena Productiva, S.L. (“PPQCP”)(iv) and Hijos de J. Barreras, S. A. (“HJ BARRERAS”)(iv).

[i]	Member company of the “PMI Group”.
ii	Formerly Integrated Trade Systems, Inc. (“ITS”).
iii	As of December 2013, PMI SUK is no longer included in the consolidated financial statements of PEMEX due to its liquidation, which did not have an impact on these unaudited condensed consolidated interim financial statements.
iv	As of 2013, these companies are included in the consolidated financial statements of PEMEX.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

The financial information of the Subsidiary Entities and Subsidiary Companies has been prepared based on the same period of Petróleos Mexicanos’ financial statements applying the same accounting policies.

Investments in associates and joint ventures

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions. There is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to participation in the arrangement and in accordance with the applicable IFRS. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX’s share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX’s investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

Eliminated transactions in consolidation

All intercompany balances and transactions have been eliminated in the preparation of the unaudited condensed consolidated interim financial statements pursuant to IFRS 10, “Consolidated Financial Statements”.

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the condensed consolidated interim statements of financial position, the condensed consolidated interim statements of changes in equity (deficit) as “non-controlling interests”, and as net income and comprehensive income for the period, attributable to non-controlling interests, in the condensed consolidated interim statements of comprehensive income.

Dividends paid in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board. The corresponding amount is recognized directly in equity.

Distributions of non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to re-measurements of the fair value between the date on which the distribution is declared and the time when the assets are transferred are recognized directly in equity.

When distributing non-cash assets, any difference between the dividend paid and the carrying amount of the assets distributed is recognized in the consolidated statements of comprehensive income.

(b)	Transactions in foreign currency

In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”), transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive results, any exchange component of that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss for the period.

(c)	Fair value measurement

PEMEX measures certain financial instruments such as derivative financial instruments at fair value as of the closing date of the relevant reporting period.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

(i)	in the principal market for the asset or liability; or

(ii)	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured based on by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

(d)	Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available for sale financial assets; (iv) investments in equity instruments; (v) loans held to maturity; or (vi) derivative financial instruments. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX’s financial instruments include cash and short-term deposits, equity investments, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX’s documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments that are designated as available-for-sale or are not classified in any of the previous categories.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

PEMEX’s investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Investments in equity instruments

Certain investments in equity instruments are designated irrevocably as investments in equity instruments upon initial recognition, as required under IFRS 9, “Financial Instruments” (“IFRS 9”). These investments are valued at fair value and changes in their fair value are recognized in other comprehensive results. Dividends arising from these investments are recognized in results of the period when the shareholder’s right to receive payment of the dividend is established.

Loans held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the EIR method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost—net in the statement of comprehensive income.

Derivative financial instruments

Derivative financial instruments (“DFIs”) presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets measured at amortized cost

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(e)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX’s short-term commitments.

With respect to the consolidated statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(f)	Accounts, notes receivable and other

Accounts, notes receivable and other are recognized at realizable value. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(g)	Inventories and cost of sales

PEMEX’s inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the period.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(h)	Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, “Exploration for and Evaluation of Mineral Resources” in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

Wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells, in accordance with IAS 16, “Property, Plant and Equipment” (“IAS 16”).

The cost of financing projects that require large investments or financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to the commissioning and interest on financing. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment have different useful lives than such item and a cost that is significant relative to the total cost of the item, the part is depreciated separately. Useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is as a deferred liability relating to the period in which the items will provide PEMEX with a service.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

(i)	Crude oil and natural gas reserves

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. As of the date of these unaudited condensed consolidated interim financial statements, under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended (“Rule 4-10(a)”), and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the “SPE”) as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates. Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these accounting procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its unaudited condensed consolidated interim financial statements, including, for example, in the depreciation and amortization line item.

(j)	Impairment of non-financial assets

The carrying amounts of PEMEX’s non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

The recoverable amount is defined as the higher of the fair value minus the cost of disposal and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Impairment losses are recognized in the statement of comprehensive income. If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the carrying amount of the item, as though no impairment had been recognized.

(k)	Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

(l)	Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of an asset is probable and the amount of such transfer is reasonably estimable. In certain cases, such amounts are recorded at their present value.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of well, pipelines, properties, plant and equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be dismantled.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(m)	Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the period in which they occur.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX’s net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

(n)	Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are primarily subject to the following special tax laws: Derecho ordinario sobre hidrocarburos (Ordinary Hydrocarbons Duty, or “DOSH”), Derecho sobre hidrocarburos para el fondo de estabilización (Hydrocarbons Duty for the Stabilization Fund) and Impuesto a los rendimientos petroleros (Hydrocarbon Income Tax, or “IRP”), all of which are based mainly on petroleum production and revenues from oil, gas and refined products taking into account certain tax deductions. These taxes and federal duties are recognized within profit or loss for the period in which they are incurred.

Petróleos Mexicanos is not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) and the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”). The Subsidiary Entities are subject to these taxes.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the IRP and income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements. Deferred tax assets are recognized to the extent that it is probable that the tax benefits will be utilized.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(o)	Impuesto Especial sobre Producción y Servicio (Special Tax on Production and Services or “IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

(p)	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the unaudited condensed consolidated interim financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(q)	Revenue recognition

Sales revenue is recognized the moment at which the risks and benefits of ownership of crude oil, refined products, natural gas, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

•	in accordance with contractual terms;

•	the moment at which the customer picks up product at PEMEX’s facilities; or

•	the moment at which PEMEX delivers the product to the delivery point.

PEMEX recognizes revenues for services at the time the collection right on such services arises.

(r)	Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX’s consolidated statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX’s operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Transportation, distribution and administrative expenses

Transportation, distribution and administrative expenses are costs in connection to the storage and delivery of products, as well as costs related to PEMEX’s administrative personnel, such as depreciation, personnel-related expenses and operating expenses associated with these activities.

Other revenues and expenses, net

Other revenues consists primarily of income received due to the “negative” IEPS Tax rate.

Financing income and cost

Financing income and cost are comprised of interest income and expenses and the valuation effects of financial instruments, minus any portion of the financing cost that is capitalized.

Exchange rate variations

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income of the period.

(s)	Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board management in order to allocate resources and assess the profitability of the segments.

(t)	New accounting policies not yet adopted

The IASB issued the new IFRS mentioned below, which are effective for annual periods described therein. PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

IFRS 9, Financial Instruments (2010) (“IFRS 9 (2010)”) and IFRS 9, Financial Instruments (2009) (“IFRS 9 (2009)”)

IFRS 9 (2009) introduces new requirements for classifying and measuring financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the entity’s business model for the financial asset and the characteristics of the contractual cash flows associated with the financial asset. IFRS 9 (2010) introduces additional changes relating to financial liabilities. Currently, the IASB intends to make limited modifications to the classification and measurement requirements of IFRS 9 (2009) and IFRS 9 (2010) and to add new requirements to address the impairment of financial assets and changes to hedge accounting.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

IFRS 9 (2010) and IFRS 9 (2009) are effective for annual periods beginning on or after January 1, 2018, and early adoption is permitted. It is anticipated that the adoption of these standards will have an impact on PEMEX’s financial assets but not its financial liabilities.

In November 2013, the IASB announced the completion of a package of amendments to the accounting requirements for financial instruments. The amendments:

i.	bring into effect a substantial overhaul of hedge accounting that will allow entities to better reflect their risk management activities in the financial statements;

ii.	allow the changes that address the so-called “own credit” issue that were already included in IFRS 9 to be applied in isolation without the need to change any other accounting for financial instruments; and

iii	remove the January 1, 2015 mandatory effective date of IFRS 9, to provide sufficient time for preparers of financial statements to make the transition to the new requirements.

NOTE 4—SEGMENT FINANCIAL INFORMATION:

PEMEX’s primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Management makes decisions related to the operations of the consolidated business along these six strategic lines. Due to PEMEX’s structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

•	Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil through the Trading Companies (as defined below). Export sales are made through PMI CIM to approximately 26 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex-Refining.

•	Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining’s sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and jet fuel to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). Pemex-Refining’s most important products are different types of gasoline.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

•	Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals’ revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

•	The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

•	The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX’s entities and companies.

The following tables present the unaudited condensed financial information of these segments, including unrealized intersegment gain (loss) and consolidation eliminations. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

As of /for the period ended March 31, 2014:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Sales:
Trade	Ps.	—	Ps.	180,523,339	Ps.	42,935,036	Ps.	7,585,182	Ps.	173,191,167	Ps.	—	Ps.	—	Ps.	404,234,724
Intersegment		297,728,605		19,933,494		22,867,228		3,965,093		111,836,089		16,359,338		(472,689,847)		—
Services income		—		1,047,029		600,872		—		181,099		1,136,178		(265,796)		2,699,382
Cost of sales		(76,433,062)		(230,824,306)		(64,580,633)		(11,633,309)		(282,807,866)		(511,687)		456,459,345		(210,331,518)

Gross income (loss)		221,295,543		(29,320,444)		1,822,503		(83,034)		2,400,489		16,983,829		(16,496,298)		196,602,588
Other revenues and expenses—net		993,995		15,736,361		(608,512)		286,363		184,048		663,543		(77,757)		17,178,041
Transportation and distribution expenses		—		(6,364,942)		(713,567)		(236,215)		(100,607)		(123)		87,484		(7,327,970)
Administrative expenses		(11,980,032)		(9,834,600)		(3,278,712)		(3,813,912)		(350,423)		(12,535,215)		16,508,899		(25,283,995)

Operating income (loss)		210,309,506		(29,783,625)		(2,778,288)		(3,846,798)		2,133,507		5,112,034		22,328		181,168,664
Financing income		4,627,215		43,919		771,192		29,671		425,286		21,367,961		(22,241,793)		5,023,451
Financing cost		(12,768,951)		(2,983,823)		(95,552)		(17,011)		(337,663)		(19,129,663)		22,244,531		(13,088,132)
Exchange (loss) gain		91,124		(28,341)		(85,803)		(1,184)		(6,498)		(56,630)		—		(87,332)
Profit (loss) sharing in associates		91,140		—		287,301		—		726,074		(40,600,947)		40,631,615		1,135,183
Total taxes, duties and other		(207,676,242)		—		327,193		(5,283)		(791,805)		(1,959,120)		—		(210,105,257)

Net (loss) income		(5,326,208)		(32,751,870)		(1,573,957)		(3,840,605)		2,148,901		(35,266,365)		40,656,681		(35,953,423)
Total current assets		518,230,267		271,063,089		105,958,386		76,106,175		97,180,652		402,295,909		(1,203,102,791)		267,731,687
Permanent investments in associates		1,280,591		488,319		4,422,224		—		7,790,350		494,900,014		(491,126,765)		17,754,733
Wells, pipelines, properties, plant and equipment—net		1,312,131,520		255,749,308		100,319,545		38,830,430		1,153,360		10,645,703		—		1,718,829,866
Total assets		1,852,213,714		529,236,451		211,370,044		115,810,730		112,475,851		1,709,455,272		(2,479,122,177)		2,051,439,885
Total current liabilities		193,032,840		266,009,008		32,450,010		7,605,863		71,653,898		875,952,173		(1,196,372,668)		250,331,124
Long-term debt		757,514,669		22,784,406		1,093,904		171,839		3,513,383		775,542,006		(773,312,272)		787,307,935
Employee benefits		346,124,964		357,111,673		84,456,483		108,260,181		1,210,974		232,889,600		—		1,130,053,875
Total liabilities		1,363,373,580		656,162,070		141,858,004		116,244,360		78,669,921		1,902,417,484		(1,987,893,825)		2,270,831,594
Equity (Deficit)		488,840,134		(126,925,619)		69,512,040		(433,630)		33,805,930		(192,962,212)		(491,228,352)		(219,391,709)
Depreciation and amortization		32,167,298		2,778,803		1,771,694		661,961		2,943		187,692		—		37,570,391
Net periodic cost of employee benefits		9,136,401		9,232,150		2,257,378		2,797,017		46,667		6,092,624		—		29,562,237
Acquisition of wells, pipelines, properties, plant and equipment		28,872,981		5,709,506		596,515		556,347		113,360		289,066		—		36,137,775

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

For the period ended March 31, 2013:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Sales:
Trade	Ps.	—	Ps.	173,651,857	Ps.	33,078,664	Ps.	7,288,023	Ps.	179,999,660	Ps.	—	Ps.	—	Ps.	394,018,204
Intersegment		320,246,611		17,526,198		16,498,112		2,505,731		97,500,282		14,588,176		(468,865,110)		—
Services income		—		934,828		269,482		—		208,805		1,126,023		(303,162)		2,235,976
Cost of sales		(77,859,666)		(250,138,404)		(46,313,641)		(9,626,934)		(273,886,872)		(794,960)		454,778,351		(203,842,126)

Gross income (loss)		242,386,945		(58,025,521)		3,532,617		166,820		3,821,875		14,919,239		(14,389,921)		192,412,054
Other revenues and expenses—net		5,484,247		34,893,601		(110,927)		115,891		101,957		107,289		(18,327)		40,573,731
Transportation and distribution expenses				(6,705,696)		(654,667)		(275,192)		(78,060)		(16,029)		146,201		(7,583,443)
Administrative expenses		(11,200,315)		(8,794,933)		(2,816,208)		(3,290,716)		(313,988)		(11,766,350)		14,297,459		(23,885,051)

Operating income (loss)		236,670,877		(38,632,549)		(49,185)		(3,283,197)		3,531,784		3,244,149		35,412		201,517,291
Financing cost		10,304,752		40,705		1,275,894		167,937		1,061,248		26,147,038		(35,680,803)		3,316,771
Financing income		(18,359,917)		(4,776,013)		(271,263)		(13,389)		(1,385,549)		(28,227,662)		35,646,296		(17,387,497)
Exchange gain (loss)		25,678,470		2,971,317		124,378		2,238		60,461		3,740,474		—		32,577,338
Profit (loss) sharing in associates		38,877		—		142,008		—		(429,406)		2,222,475		(2,212,018)		(238,064)
Total taxes, duties and other		(221,978,477)		—		(843,498)		(8,846)		(1,031,157)		(311,973)		—		(224,173,951)

Net (loss) income		32,354,582		(40,396,540)		378,334		(3,135,257)		1,807,381		6,814,501		(2,211,113)		(4,388,112)
Depreciation and amortization		31,502,991		2,667,064		1,655,176		624,292		18,454		170,787		—		36,638,764
Net periodic cost of employee benefits		9,746,197		9,965,568		2,365,751		2,957,051		45,792		5,607,963		—		30,688,322

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

As of / for the year ended December 31, 2013:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Sales:
Trade	Ps.	—	Ps.	740,371,929	Ps.	143,290,615	Ps.	26,525,091	Ps.	687,677,633	Ps.	—	Ps.	—	Ps.	1,597,865,268
Intersegment		1,250,771,663		74,893,930		73,998,380		13,840,212		407,663,967		56,136,413		(1,877,304,565)		—
Services income		—		4,125,144		2,180,256		—		786,596		4,432,211		(1,184,850)		10,339,357
Cost of sales		(338,550,003)		(963,816,046)		(205,190,171)		(43,128,475)		(1,079,513,935)		(5,288,105)		1,821,480,397		(814,006,338)

Gross income (loss)		912,221,660		(144,425,043)		14,279,080		(2,763,172)		16,614,261		55,280,519		(57,009,018)		794,198,287
Other revenues and expenses—net		(27,207,006)		97,387,329		1,142,830		1,102,963		(6,525,139)		(1,082,910)		(291,217)		64,526,850
Transportation and distribution expenses		—		(28,989,721)		(2,623,144)		(880,839)		(395,725)		35		440,958		(32,448,436)
Administrative expenses		(42,809,551)		(32,927,261)		(11,352,890)		(12,706,033)		(1,789,969)		(54,012,586)		56,943,818		(98,654,472)

Operating income (loss)		842,205,103		(108,954,696)		1,445,876		(15,247,081)		7,903,428		185,058		84,541		727,622,229
Financing cost		(48,381,896)		(15,049,203)		(595,846)		(67,170)		(3,451,846)		(76,659,137)		90,138,077		(54,067,021)
Financing income		24,936,100		289,978		3,720,376		382,930		3,074,167		82,386,675		(90,263,017)		24,527,209
Exchange gain (loss)		(4,071,119)		699,215		(69,484)		17,082		(44,828)		(482,358)		—		(3,951,492)
Profit (loss) sharing in associates		207,132		—		933,927		—		(577,434)		(173,785,799)		173,928,884		706,710
Total taxes, duties and other		(856,978,971)		—		(1,525,410)		(21,349)		(3,930,748)		(2,439,584)		—		(864,896,062)

Net (loss) income		(42,083,651)		(123,014,706)		3,909,439		(14,935,588)		2,972,739		(170,795,145)		173,888,485		(170,058,427)
Total current assets		502,902,664		274,764,785		115,251,777		72,066,407		106,410,426		497,731,670		(1,302,213,859)		266,913,870
Permanent investments in associates		1,189,451		488,319		4,294,023		—		7,018,985		419,817,118		(416,028,395)		16,779,501
Wells, pipelines, properties, plant and equipment—net		1,315,399,260		253,117,660		101,513,879		39,008,884		1,982,647		10,556,411		—		1,721,578,741
Total assets		1,837,046,755		529,767,519		221,866,273		111,818,055		122,116,141		1,688,293,303		(2,463,517,693)		2,047,390,353
Total current liabilities		213,952,321		352,932,603		35,977,158		6,145,414		81,810,182		863,145,326		(1,294,772,172)		259,190,832
Long-term debt		719,013,631		23,360,262		1,094,807		171,745		3,617,414		737,651,756		(734,346,144)		750,563,471
Employee benefits		342,612,970		354,166,740		83,372,338		107,202,896		1,222,116		230,630,810		—		1,119,207,870
Total liabilities		1,342,978,777		740,780,574		144,252,327		113,696,802		90,354,847		1,847,935,634		(2,047,361,968)		2,232,636,993
Equity (Deficit)		494,067,978		(211,013,055)		77,613,946		(1,878,747)		31,761,294		(159,642,331)		(416,155,725)		(185,246,640)
Depreciation and amortization		127,029,321		10,780,711		7,060,955		2,563,482		9,321		1,050,068		(2,154)		148,491,704
Net periodic cost of employee benefits		36,532,518		37,401,828		8,837,963		11,112,176		204,268		21,250,936		—		115,339,689
Acquisition of wells, pipelines, properties, plant and equipment		205,579,644		31,587,666		5,170,234		5,237,725		1,907,105		2,162,441		—		251,644,815

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

PEMEX’s management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial information. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

As of / for the period ended March 31, 2014:	Exploration and Production		Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:
By segment	Ps.	297,739,681	204,169,749	66,412,387	11,563,360	286,553,654	17,495,516
Less unrealized intersegment sales		(11,076)	(2,665,887)	(9,251)	(13,085)	(1,345,299)	—

Total consolidated sales	Ps.	297,728,605	201,503,862	66,403,136	11,550,275	285,208,355	17,495,516

Operating income (loss):
By segment	Ps.	207,366,131	(21,072,085)	(2,466,321)	(3,853,356)	3,338,379	5,112,034
Less unrealized intersegment sales		(11,076)	(2,665,887)	(9,251)	(13,085)	(1,345,299)	—
Less unrealized gain due to production cost valuation of inventory		4,379,561	(6,045,653)	(302,716)	19,643	140,427	—
Less capitalized refined products		(1,454,855)	—	—	—	—	—
Less amortization of capitalized interest		29,745	—	—	—	—	—

Total consolidated operating income (loss)	Ps.	210,309,506	(29,783,625)	(2,778,288)	(3,846,798)	2,133,507	5,112,034

Net income (loss):
By segment	Ps.	(8,269,772)	(24,040,330)	(1,261,990)	(3,775,169)	3,353,773	(27,916,113)
Less unrealized intersegment sales		(11,076)	(2,665,887)	(9,251)	(13,085)	(1,345,299)	—
Less unrealized gain due to production cost valuation of inventory		4,379,561	(6,045,653)	(302,716)	19,643	140,427	—
Less capitalized refined products		(1,454,855)	—	—	—	—	—
Less equity method for unrealized profits		189	—	—	(71,994)		(7,350,252)
Less amortization of capitalized interest		29,745	—	—	—	—	—

Total consolidated net income (loss)	Ps.	(5,326,208)	(32,751,870)	(1,573,957)	(3,840,605)	2,148,901	(35,266,365)

Assets:
By segment	Ps.	1,868,545,017	583,427,030	214,057,465	118,073,430	120,950,204	1,716,805,524
Less unrealized intersegment sales		(20,553)	1,088,033	130,938	(5,776)	(3,435,146)	—
Less unrealized gain due to production cost valuation of inventory		(14,885,829)	(55,278,612)	(2,818,359)	(2,184,930)	(5,039,207)	—
Less capitalized refined products		(1,454,855)	—	—	—	—	—
Less equity method for unrealized profits		189	—	—	(71,994)	—	(7,350,252)
Less amortization of capitalized interest		29,745	—	—	—	—	—

Total consolidated assets	Ps.	1,852,213,714	529,236,451	211,370,044	115,810,730	112,475,851	1,709,455,272

Liabilities:
By segment	Ps.	1,363,373,580	656,162,070	141,858,004	116,244,360	79,361,960	1,902,417,484
Less unrealized gain due to production cost valuation of inventory		—	—	—	—	(692,039)	—

Total consolidated liabilities	Ps.	1,363,373,580	656,162,070	141,858,004	116,244,360	78,669,921	1,902,417,484

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

For the period ended March 31, 2013:	Exploration and Production		Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:
By segment	Ps.	320,248,857	193,011,061	49,801,545	9,785,206	277,417,853	15,714,199
Less unrealized intersegment sales		(2,246)	(898,178)	44,713	8,548	290,894	—

Total consolidated sales	Ps.	320,246,611	192,112,883	49,846,258	9,793,754	277,708,747	15,714,199

Operating income (loss):
By segment	Ps.	237,835,821	(25,107,540)	(151,841)	(2,952,990)	3,587,927	3,244,149
Less unrealized intersegment sales		(2,246)	(898,179)	44,713	8,547	290,894	—
Less unrealized gain due to production cost valuation of inventory		2,205	(12,626,830)	57,943	(338,754)	(347,037)	—
Less capitalized refined products		(1,194,648)	—	—	—	—	—
Less amortization of capitalized interest		29,745	—	—	—	—	—

Total consolidated operating income (loss)	Ps.	236,670,877	(38,632,549)	(49,185)	(3,283,197)	3,531,784	3,244,149

Net income (loss):
By segment	Ps.	33,519,526	(26,871,531)	275,678	(2,805,050)	1,863,523	21,489,441
Less unrealized intersegment sales		(2,246)	(898,179)	44,713	8,547	290,894	—
Less unrealized gain due to production cost valuation of inventory		2,205	(12,626,830)	57,943	(338,754)	(347,036)	—
Less capitalized refined products		(1,194,648)	—	—	—	—	—
Less equity method for unrealized profits		—	—	—	—	—	(14,674,940)
Less amortization of capitalized interest		29,745	—	—	—	—	—

Total consolidated net income (loss)	Ps.	32,354,582	(40,396,540)	378,334	(3,135,257)	1,807,381	6,814,501

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

As of / for the period ended December 31, 2013:	Exploration and Production		Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:
By segment	Ps.	1,250,785,620	820,912,682	219,332,517	40,360,373	1,096,302,859	60,568,624
Less unrealized intersegment sales		(13,957)	(1,521,679)	136,734	4,930	(174,663)	—

Total consolidated sales	Ps.	1,250,771,663	819,391,003	219,469,251	40,365,303	1,096,128,196	60,568,624

Operating income (loss):
By segment	Ps.	850,636,276	(119,734,273)	873,221	(15,418,058)	2,568,759	185,058
Less unrealized intersegment sales		(12,826)	(1,521,678)	136,735	4,929	(174,663)	—
Less unrealized gain due to production cost valuation of inventory		17,747	12,301,255	435,920	166,048	5,509,332	—
Less capitalized refined products		(8,555,076)	—	—	—	—	—
Less amortization of capitalized interest		118,982	—	—	—	—	—

Total consolidated operating income (loss)	Ps.	842,205,103	(108,954,696)	1,445,876	(15,247,081)	7,903,428	185,058

Net income (loss):
By segment	Ps.	(33,648,136)	(133,794,283)	3,336,785	(15,034,571)	(2,361,930)	(173,636,180)
Less unrealized intersegment sales		(12,826)	(1,521,678)	136,734	4,930	(174,663)	—
Less unrealized gain due to production cost valuation of inventory		17,747	12,301,255	435,920	166,048	5,509,332	—
Less capitalized refined products		(8,555,076)	—	—	—	—	—
Less equity method for unrealized profits		(4,342)	—	—	(71,995)	—	2,841,035
Less amortization of capitalized interest		118,982	—	—	—	—	—

Total consolidated net income (loss)	Ps.	(42,083,651)	(123,014,706)	3,909,439	(14,935,588)	2,972,739	(170,795,145)

Assets:
By segment	Ps.	1,856,325,965	575,246,559	224,241,728	114,087,313	119,933,908	1,685,452,269
Less unrealized intersegment sales		(9,479)	3,753,919	140,189	7,310	3,232,537	—
Less unrealized gain due to production cost valuation of inventory		(11,777)	(49,232,959)	(2,515,644)	(2,204,574)	(1,050,304)	—
Less capitalized refined products		(16,755,002)	—	—	—	—	—
Less equity method for unrealized profits		(4,344)	—	—	(71,994)	—	2,841,034
Less amortization of capitalized interest		(2,498,608)	—	—	—	—	—

Total consolidated assets	Ps.	1,837,046,755	529,767,519	221,866,273	111,818,055	122,116,141	1,688,293,303

Liabilities:
By segment	Ps.	1,342,978,777	740,780,574	144,252,327	113,696,802	87,307,528	1,847,935,634
Less unrealized gain due to production cost valuation of inventory		—	—	—	—	3,047,319	—

Total consolidated liabilities	Ps.	1,342,978,777	740,780,574	144,252,327	113,696,802	90,354,847	1,847,935,634

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 5—CASH, CASH EQUIVALENTS AND RESTRICTED CASH:

As of March 31, 2014 and December 31, 2013, cash and cash equivalents were as follows:

	March 31, 2014		December 31, 2013
Cash on hand and in banks	Ps.	54,851,128	Ps.	45,942,338
Marketable securities		28,320,888		34,803,381

	Ps.	83,172,016	Ps.	80,745,719

(i)	Cash on hand and in banks is primarily composed of cash in banks.

At March 31, 2014 and December 31, 2013, restricted cash was as follows:

	March 31, 2014		December 31, 2013
Restricted Cash	Ps.	9,538,118	Ps.	7,701,798

Restricted cash at March 31, 2014 and December 31, 2013 primarily increased due to the following: In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project. Since the initiation of such claim, COMMISA and Pemex-Exploration and Production have filed several additional claims against one another. As a result of one of these additional claims, on September 25, 2013, the U.S. District Court ordered Pemex-Exploration and Production deposit with COMMISA Ps. 6,081,706. Pemex-Exploration and Production subsequently deposited the judgment amount in a bank account in New York as a condition to filing a motion to appeal the resolution before the Second Circuit Court of Appeals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of March 31, 2014 and December 31, 2013, accounts, notes receivable and other receivables were as follows:

	March 31, 2014		December 31, 2013
Export costumers	Ps.	43,210,857	Ps.	46,337,045
Domestic customers		49,479,764		38,648,470
Tax credits		10,977,723		15,416,955
Sundry debtors		7,087,920		7,818,554
Employee and officers		5,287,843		5,077,687
Negative IEPS Tax pending to be credit		8,289,351		4,293,619
Advances to suppliers		5,222,929		3,284,575
Insurance claims		1,822,510		1,618,828
Other account receivables		16,161		16,278

	Ps.	131,395,058	Ps.	122,512,011

NOTE 7—INVENTORIES:

As of March 31, 2014 and December 31, 2013, inventories were as follows:

	March 31, 2014		December 31, 2013
Crude oil, refined products, derivatives and petrochemicals products	Ps.	41,211,447	Ps.	51,638,624
Materials and products in stock		4,896,970		5,259,341
Materials and products in transit		—		16,535

	Ps.	46,108,417	Ps.	56,914,500

NOTE 8—INVESTMENTS IN EQUITY INSTRUMENTS:

In 2011, PMI HBV acquired 57,204,240 shares of Repsol, S.A. (formerly known as Repsol YPF, S.A., “Repsol”) at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol’s share capital.

On June 19, 2012, Repsol approved a dividend program under which Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either (i) new shares of Repsol or (ii) cash. On June 29, 2012, Petróleos Mexicanos opted to receive its dividend in cash, which it received on July 13, 2013, while on July 9, 2012, PMI HBV received its dividend in the form of 2,600,191 new Repsol shares. As part of the same program, on January 21 and July 16, 2013, PMI HBV opted to receive dividends in the form of 1,683,322 and 1,506,130 new Repsol shares, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

On August 9, 2013, PEMEX divested its direct interest in 9,289,968 shares of Repsol, which resulted in a net profit of Ps. 278,842. On the same date, PEMEX entered into an equity swap for the same number of shares with a notional amount of Ps. 2,869,882, pursuant to which PEMEX retains economic and voting rights in such shares.

On January 17, 2014, PMI HBV opted to receive dividends in the form of 1,454,455 new Repsol shares.

As of March 31, 2014 and December 31, 2013, the investments in 55,155,370 and 53,703,915 shares of Repsol were valued at Ps. 18,377,417 and Ps. 17,728,490, respectively. The effect of the valuation of the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a gain of Ps. 160,200 at March 31, 2014 and a gain of Ps. 270,941 at March 31, 2013. In addition, PEMEX recorded dividend payments received from Repsol of Ps. 914,116 in the statements of comprehensive income at December 31, 2013.

At March 31, 2014 and December 31, 2013, PEMEX held three equity swaps with financial institutions through which it had obtained the economic and voting rights of 67,969,767 shares of Repsol, which amounted to approximately 5.13% of Repsol’s total shares.

At March 31, 2014 and December 31, 2013, PEMEX’s direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, amounted to approximately 9.30% and 9.19% of Repsol’s total shares, respectively. In addition, PEMEX holds one Repsol share through PMI-SES.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 9—PERMANENT INVESTMENTS IN ASSOCIATES:

The permanent investments in associates as of March 31, 2014 and December 31, 2013, were as follows:

	Percentage of Investment	March 31, 2014		December 31, 2013
Deer Park Refining Limited	50.00%	Ps.	7,495,553	Ps.	6,710,317
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%		4,174,671		4,051,682
Petroquímica Mexicana de Vinilo, S.A. de C.V.(1)	44.09%		3,248,418		3,253,978
Compañía Mexicana de Exploraciones, S.A. de C.V.(2)	60.00%		1,166,741		1,141,065
Frontera Brownsville, L.L.C.	50.00%		508,034		517,945
Mexicana de Lubricantes, S.A. de C.V.	46.85%		488,321		488,321
Other—Net	Various		672,995		616,193

		Ps.	17,754,733	Ps.	16,779,501

(1)	In September 2013, through a joint venture between PEMEX and Mexichem S.A.B. de C.V., PEMEX increased its investment in Petroquímica Mexicana de Vinilo, S.A. de C.V. by Ps. 2,993,531, allowing PEMEX to acquire a 44% interest in the company.
(2)	Compañía Mexicana de Exploraciones, S.A. de C.V. is not controlled by PEMEX and is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).

Profit (loss) sharing in associates:

	March 31,
	2014		2013
Deer Park Refining Limited	Ps.	726,074	Ps.	(432,512)
Gasoductos de Chihuahua, S. de R.L. de C.V.		475,942		548,765
Petroquímica Mexicana de Vinilo, S.A. de C.V.		19,443		—
Other—Net		(86,276)		(354,317)

	Ps.	1,135,183	Ps.	(238,064)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 10—WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of March 31, 2014 and December 31, 2013, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total
INVESTMENT
Balances as of December 31, 2013	Ps.	735,549,850	45,039,305	558,441,853	1,100,557,457	60,262,361	326,324,608	51,936,293	23,317,687	149,430,041	42,357,857	10,267,798	32,562	3,103,517,672
Acquisitions		4,429,528	186,986	219,205	8,410,247	157,292	900,001	1,683,662	1,043,363	18,136,682	128,432	591,685	250,692	36,137,775
Capitalization and reclassifications		3,660,176	(19,282)	2,383,515	13,195,427	(89,656)	(59,381)	(372,856)	(83,480)	(19,838,407)	205,218	225,665	—	(793,061)
Disposals		(1,319,203)	—	(9,431)	—	(4,881)	—	(101,530)	(963,312)	(1,855,357)	(33,686)	(176,815)	—	(4,464,215)

Balances as of March 31, 2014	Ps.	742,320,351	45,207,009	561,035,142	1,122,163,131	60,325,116	327,165,228	53,145,569	23,314,258	145,872,959	42,657,821	10,908,333	283,254	3,134,398,171

ACCUMULATED DEPRECIATION AND AMORTIZATION
Balances as of December 31, 2013	Ps.	(309,661,639)	(25,498,940)	(215,850,314)	(631,582,963)	(35,069,105)	(109,806,704)	(34,503,429)	(12,623,928)	—	—	(7,341,909)	—	(1,381,938,931)
Depreciation		(9,331,096)	(728,777)	(4,124,052)	(18,164,385)	(343,933)	(3,717,223)	(834,463)	(326,462)		—	—	—	(37,570,391)
Reclassifications		(12,245)	61,198	216,677	—	85,680	26,842	306,149	46,926	—	—	(5,831)	—	725,396
Disposals		875,014	—	860	2,191,869	809	—	95,694	51,375	—	—	—	—	3,215,621

Balances as of March 31, 2014	Ps.	(318,129,966)	(26,166,519)	(219,756,829)	(647,555,479)	(35,326,549)	(113,497,085)	(34,936,049)	(12,852,089)	—	—	(7,347,740)	—	(1,415,568,305)

Net wells, pipelines, properties, plant and equipment as of December 31, 2013	Ps.	425,888,211	19,540,365	342,591,539	468,974,494	25,193,256	216,517,904	17,432,864	10,693,759	149,430,041	42,357,857	2,925,889	32,562	1,721,578,741

Net wells, pipelines, properties, plant and equipment as of March 31, 2014	Ps.	424,190,385	19,040,490	341,278,313	474,607,652	24,998,567	213,668,143	18,209,520	10,462,169	145,872,959	42,657,821	3,560,593	283,254	1,718,829,866

Depreciation rates		4%	5%	3%	—	3%	4%	10%	5%	—	—	—	—	—
Estimated useful lives		25 years	20 years	33 years	—	33 years	25 years	10 years	20 years	—	—	—	—	—

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 11—OTHER ASSETS:

As of March 31, 2014 and December 31, 2013, the balance of other assets was as follows:

	March 31, 2014		December 31, 2013
Wells unassigned to reserves	Ps.	8,560,543	Ps.	7,892,474
Payments in advance		4,330,941		2,244,450
Other		4,999,799		4,057,786

	Ps.	17,891,283	Ps.	14,194,710

NOTE 12—DEBT:

The Board approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law. These terms and conditions are promulgated in conformity with the guidelines approved by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the “SHCP”) for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to March 31, 2014, PEMEX participated in the following financing activities:

a.	On January 23, 2014, Petróleos Mexicanos issued U.S. $4,000,000 of its debt securities under its U.S. $32,000,000 Medium-Term Notes Program, Series C in three tranches: (i) U.S. $500,000 of its 3.125% Notes due 2019; (ii) U.S. $500,000 of its 4.875% Notes due 2024, which was a reopening of its 4.875% Notes due 2024 originally issued on July 18, 2013; and (iii) U.S. $3,000,000 of its 6.375% Bonds due 2045. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

b.	On January 23, 2014, the SHCP authorized the increase of the Petróleos Mexicanos’ Medium-Term Notes Program from U.S. $32,000,000 to U.S. $42,000,000.

c.	On January 30, 2014, Petróleos Mexicanos issued Ps. 7,500,000 aggregate principal amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 2,616,050 of Certificados Bursátiles in the form of GDNs, and (ii) a concurrent offering to the public in Mexico of Ps. 4,883,950 of Certificados Bursátiles not represented by GDNs. The issuance represented the second reopening of the same series of Certificados Bursátiles due 2024 originally issued on September 26, 2013 and reopened on December 11, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000 aggregate principal amount of Certificados Bursátiles in two tranches: one at a floating rate for Ps. 2,000,000 due 2019, which was a reopening of the same series of Certificados Bursátiles due 2019 originally issued on September 19, 2013 and reopened on December 11, 2013; and the second at a fixed rate of 3.94% for UDIs equivalent to Ps. 3,000,000 due 2026. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

d.	On March 10, 2014, Pemex-Exploration and Production obtained a letter of credit for Ps. 513,810 that matures on May 9, 2014.

e.	On March 20, 2014, Petróleos Mexicanos borrowed U.S. $1,000,000 from its revolving credit line, which bears interest at a floating rate linked to LIBOR and matures on May 22, 2014.

f.	On March 21, 2014, Petróleos Mexicanos obtained a loan for U.S. $300,000 from an export credit agency, which bears interest at a rate of 2.351% and matures in March 2018.

g.	Between January 1 and March 31, 2014, PMI HBV obtained U.S. $450,000 from its revolving credit line and repaid U.S. $1,000,000.

NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS:

(a)	Fair value hierarchy

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

The following table presents information about PEMEX’s assets and liabilities measured at fair value and indicates the fair value hierarchy of the inputs utilized to determine the fair values at March 31, 2014.

	Fair value hierarchy						Total as of March 31, 2014
	Level 1		Level 2		Level 3
Financial Assets:
Derivative financial instruments	Ps.	—	Ps.	7,056,196	Ps.	—	Ps.	7,056,196
Investments in equity instruments		18,377,417		81		—		18,377,498
Financial Liabilities:
Derivative financial instruments		—		(5,182,158)		—		(5,182,158)

(b)	Fair value of Derivative Financial Instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses Derivative Financial Instruments (DFIs) as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX’s DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PMI HBV’s DFI portfolio are European-style, consisting of plain vanilla calls or puts, and/or are valued internally based on the traditional Black-Scholes model or certain variations thereof.

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

(c)	Accounting

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and IFRS 7, 9 and 13 as issued by the IASB, which detail the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, of DFIs entered into for trading and hedging purposes and of embedded derivatives.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for designation as hedges under one of the accounting treatments allowed. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the financing cost.

As of March 31, 2014 and 2013, the net fair value of PEMEX’s outstanding DFIs was Ps. 1,874,038 and Ps. (2,961,826), respectively. As of March 31, 2014 and 2013, PEMEX did not have any DFIs designated as hedges.

For the periods ended March 31, 2014 and 2013, PEMEX recognized a net gain (loss) of Ps. 2,403,292 and Ps. (5,999,611), respectively, in financing cost with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, in accordance with its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX determined that these agreements do not meet the criteria required to generate embedded derivatives and therefore, for the periods ended March 31, 2014 and 2013, PEMEX did not recognize any effects related to embedded derivatives (either foreign currency or index) in its statement of comprehensive income.

NOTE 14—PROVISIONS FOR SUNDRY CREDITORS:

At March 31, 2014 and December 31, 2013, the provisions for sundry creditors were as follows:

	March 31, 2014		December 31, 2013
Provision for plugging of wells	Ps.	46,110,722	Ps.	46,118,080
Provision for litigation and claims in process		17,565,548		17,624,737
Provision for environmental costs		6,158,528		5,466,581

	Ps.	69,834,798	Ps.	69,209,398

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 15—FINANCING INCOME AND COST:

For the three-month periods ended March 31, 2014 and 2013, financing income and cost were as follows:

	March 31,
	2014		2013
Derivative financial instruments income	Ps.	4,509,116	Ps.	2,649,482
Interest income		514,335		667,289

Financing income	Ps.	5,023,451	Ps.	3,316,771

Interest expense		(10,982,308)		(8,738,374)
Derivative financial instruments cost		(2,105,824)		(8,649,123)

Financing cost	Ps.	(13,088,132)	Ps.	(17,387,497)

NOTE 16—CONTINGENCIES:

(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of March 31, 2014 and as of December 31, 2013, the reserve for environmental remediation expenses totaled Ps. 6,158,528 and Ps. 5,446,581, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

(b)	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of March 31, 2014 and as of December 31, 2013, PEMEX had accrued a reserve of Ps. 17,565,548 and Ps. 17,624,737, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the ICA against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On April 30, 2012, the ICA ordered Pemex-Refining and Petróleos Mexicanos to pay U.S. $311,178 and CONPROCA to pay U.S. $29,038. On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012-VI) before the Juzgado Décimo Primero de Distrito en Materia Civil (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void. On November 12, 2013, the Eleventh District Civil Court issued a judgment declaring the arbitration award valid. Both parties subsequently filed amparos (Nos. D.C. 3/2014 and D.C. 4/2014) before the Cuarto Tribunal Colegiado en Materia Civil del Primer Circuito (Fourth Joint Civil Court of the First Circuit), which as of the date of these unaudited condensed consolidated interim financial statements are still pending. In a concurrent proceeding, on December 14, 2011, CONPROCA filed a claim before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On October 17, 2013, the U.S. District Court issued an order staying both the enforcement of the arbitration award and any further proceedings pending the Mexican court’s determination of the validity of the arbitration award in Mexico.

•	In December 2004, COMMISA filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest, to COMMISA, and also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the arbitration award in its favor. On November 2, 2010, the U.S. District Court issued a judgment recognizing the award and ordering Pemex-Exploration and Production to pay U.S. $355,864. On November 15, 2010, Pemex-Exploration and Production filed an appeal against this resolution before the Second Circuit Court of Appeals. On October 24, 2011, the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District granted a motion requesting that the arbitration award be declared null and void. Based on this resolution, on February 16, 2012, the Second Circuit Court of Appeals granted a motion requesting that the judgment against Pemex-Exploration and Production be declared void, vacating the U.S. District Court’s judgment and remanding the case to the U.S. District Court for reconsideration in light of the intervening decision of the Mexican court. On September 25, 2013, the U.S. District Court confirmed the arbitration award in favor of COMMISA, ordering Pemex-Exploration and Production to pay COMMISA U.S. $465,060 and for each party to pay its own value added taxes. In November 2013, Pemex-Exploration and Production deposited the award amount in a bank account in New York as a condition to its motion to appeal the resolution filed before the Second Circuit Court of Appeals, which as of the date of these unaudited condensed consolidated interim financial statements is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

In a concurrent proceeding, on January 22, 2013, COMMISA submitted a request to a court in Luxembourg for the precautionary attachment of assets owned by Pemex-Exploration and Production and Petróleos Mexicanos and the execution of the arbitration award. The precautionary attachment of assets was granted on January 23, 2013, and on July 15, 2013, Pemex-Exploration and Production and Petróleos Mexicanos filed an appeal against the resolution. On December 24, 2013, the court granted the appeal against the resolution to attach the assets. On March 22, 2013, the court recognized the arbitration award and ordered its execution. On June 26, 2013, Pemex-Exploration and Production and Petróleos Mexicanos filed an appeal against the resolution recognizing the arbitration award. On September 10, 2013, COMMISA filed its pleadings in connection with this appeal and a hearing was held before the appellate court on May 12, 2014.

•	In February 2010, the Servicio de Administración Tributaria (Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Hydrocarbons Duty payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the claim was admitted by the Sala Superior (Superior Court) of the Tax and Administrative Federal Court (file No. 28733/10-17-03-7/1838/13-S1-05-04). As of the date of these unaudited condensed consolidated interim financial statements, this matter is still pending.

•	In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Hydrocarbon Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the claim was admitted by the Superior Court of the Tax and Administrative Federal Court (file No. 28733/10-17-03-7/1838/13-S1-05-04). As of date of these unaudited condensed consolidated interim financial statements, this matter is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities. As of the date of these unaudited condensed consolidated interim financial statements, the trial is still in the evidentiary stage and, therefore, a final resolution is still pending.

•	In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. As of the date of these unaudited condensed consolidated interim financial statements, the trial is in the evidentiary stage. In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011, in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. Pemex-Exploration and Production filed its response to the claim on June 13, 2011. As of the date of these unaudited condensed consolidated interim financial statements, the trial is in the pleading stage.

•	On July 5, 2011, Pemex-Exploration and Production was summoned before the Juzgado Décimo Segundo de Distrito en Materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011, Pemex-Exploration and Production filed its response to this claim. On December 20, 2013, the parties were notified that a judgment will be issued; however, as of the date of these unaudited condensed consolidated interim financial statements, a final resolution is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions, including damages for up to Ps. 1,552,730. On April 2, 2013, the court notified the parties that it admitted an amendment to the claim, which was subsequently appealed by the defendants. In addition, on April 9, 2013, a new claim was filed before the same court (No. 438/12-11-02-3). The defendants requested that it be joined to the previous claim, which the court allowed on May 2, 2013. On July 18, 2013, the defendants filed a response to the amended joint claim (No. 438/12-11-02-3). On November 19, 2013, the defendants filed an expert opinion in support of their response. The designation of an independent expert is still pending. As of the date of these unaudited condensed consolidated interim financial statements, the trial is in the evidentiary stage.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 17—SUBSEQUENT EVENTS:

During the period from April 1 to May 29, 2014, Petróleos Mexicanos participated in the following financing activities:

•	On April 16, 2014, Petróleos Mexicanos issued €1,000,000 of its 3.75% Notes due 2026. These notes were issued under Petróleos Mexicanos’ U.S. $42,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

On May 29, 2014, the exchange rate was Ps. 12.8772 per U.S. dollar, which represents a 1.58% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of March 31, 2014, which was Ps. 13.0837 per U.S. dollar.

On May 29, 2014, the weighted average price of the crude oil exported by PEMEX was U.S. $98.57 per barrel, an increase of 6.45% as compared to the average price as of March 31, 2014, which was U.S. $92.60 per barrel.

As of March 31, 2014, PEMEX has valued and recorded the 53,703,915 Repsol shares acquired through PMI HBV as an investment in equity instruments. The market value of Repsol shares has increased approximately 11.06%, from €18.53 per share as of March 31, 2014 to €20.58 per share as of May 29, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: June 2, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	the outcome of Round Zero (as described in the Form 20-F) and our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico including developments relating to the implementation of the Energy Reform Decree (as described in the Form 20-F);

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.